OWENS CORNING WORLD HEADQUARTERS

ONE OWENS CORNING PARKWAY

TOLEDO, OHIO 43659

419.248.5614 FAX 419.325.0614

INTERNET: kelly.schmidt@owenscorning.com

KELLY J. SCHMIDT

VICE PRESIDENT AND CONTROLLER

June 21, 2012

Via EDGAR Submission

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549-7010

Re:	Owens Corning Form I0-K for the Fiscal Year ended December 31, 2011 Filed February 15, 2012 File No. 1-33100

Dear Mr. Decker:

On behalf of Owens Corning (the “Company”), I submit the Company’s response to the written comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 8, 2012 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) filed February 15, 2012, File No. 1-33100. The Company’s responses to the Staff’s comments are set forth below. For ease of reference, the Staff’s comments are set forth below in their entirety.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

OWENS CORNING

Mr. Rufus Decker

Accounting Branch Chief

June 21, 2012

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Response:

As applicable below, we have provided proposed revised text in bold as it would have looked in the filing referenced in your comments. We confirm that such revisions, with appropriate adjustments, will be included in our future filings, where appropriate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 22

2.	We note that approximately 43% of your earnings before taxes are generated outside of the United States and that you have significant operations overseas. However, your MD&A does not seem to quantify or discuss in detail the impact that changes in currency exchange rates had on your results of operations, financial condition and liquidity. Using your 2011 MD&A as an example, please show us how you will revise your MD&A in future filings to more comprehensively address the effects that changes in currency exchange rates had on your business. Please refer to the SEC’s Financial Reporting Codification Section 501.09.b

Response:

We consider the impact that foreign currency translations have on our results of operations. For example, we disclosed on page 25 of the Form 10-K:

“Higher selling prices and the favorable impact of translating sales denominated in foreign currencies into United States dollars contributed equally to the increase in net sales.”

Another example of such disclosure is on page 29 and 30 of the Form 10-K:

“General corporate expense was favorably impacted by approximately $10 million reduction in incentive compensation expense and a similarly sized improvement related to foreign currency gains and losses in 2011 compared to 2010.”

The effect of currency exchange rate fluctuations on net sales in our Building Materials segment and earnings before interest and taxes (“EBIT”) in both our Building Materials segment and Composites segment for the full year ended December 31, 2011 was not material. The majority of our global business is conducted within the country or region (i.e., European Union) in which our

Mr. Rufus Decker

Accounting Branch Chief

June 21, 2012

businesses operate. Therefore, the majority of our cost inputs and sales transactions are conducted in the same currency, which generally reduces the impact of currency exchange rate fluctuations on our EBIT to an immaterial level. We will continue to evaluate the impact that currency exchange rate fluctuations between the United States dollar and foreign currencies have on our results of operations and disclose such items when material.

3.	Please revise both your consolidated and segment MD&A as necessary to describe, with quantification, the business reasons for fluctuations in each of your material income statement line items. For example, your discussion of consolidated gross margin could be enhanced to provide more specific information such as the percentage by which you increased selling prices or how you measure improvements to manufacturing productivity. Furthermore, your current discussion of earnings before interest and taxes describes a $17 million charge in 2011 that was the result of “evaluating market conditions” in your Insulation business. It is unclear what this statement means, what the $17 million charge represents and what prompted management to evaluate the need for the charge. Please show us how you will revise your future filings accordingly.

Response:

The Company views the disclosures made within the various sections of MD&A as an integrated whole, and makes an effort to minimize duplication. We also provide cross-references to more detailed discussion and analysis when appropriate. For example, in the Company’s filings, including the Form 10-K, we expand upon and quantify, to the extent material, the factors that impact results within the segment results section of the MD&A. For example, we noted on page 22 of the Form 10-K:

“The Consolidated Results discussion below provides a summary of our results and the trends affecting our business, and should be read in conjunction with the more detailed Segment Results discussion that follows.”

Regarding the specific example you provided on consolidated gross margin, we believe that when read in conjunction with the more detailed Segment Results discussion, the MD&A as an integrated whole provides the specific information required to understand the business reasons for the fluctuation in gross margin. For example, we noted on page 26 of the MD&A:

“EBIT in our Composites segment was $26 million higher in 2011 than in 2010 primarily driven by lower costs achieved through manufacturing productivity. Higher selling prices more than offset inflation in material and energy costs and together this contributed about one-third to the increase in EBIT.”

In addition to the example above, the overall change in EBIT that is described in our Segment Results discussion starting on page 25 of our Form 10-K does provide further specific information describing the fluctuation in our consolidated gross margin. Our consolidated marketing and administrative expenses and science and technology expenses did not fluctuate significantly in 2011 compared to 2010 which is why the focus of the EBIT discussion is on drivers of the change in consolidated

Mr. Rufus Decker

Accounting Branch Chief

June 21, 2012

gross margin. The significant fluctuation in other expenses (income), net is discussed in the Corporate, Other and Eliminations section of our MD&A on page 29 of the Form 10-K. We believe that when viewed as an integrated whole, our MD&A does describe, with quantification, the business reasons for significant fluctuations in each of our material income statement line items.

Within our Corporate, Other and Eliminations discussion on EBIT, in consideration of your comment related to the $17 million charge, and to be clearer to users of the financial statements, we propose to revise our future filings as follows (the changes from our current disclosure are shown in bold):

“The 2011 charges related to cost reduction items and related items were the result of evaluating market conditions in our Insulation business and our decision to exit certain non-core lines of our business. The resultant charges primarily consist of contract provisions and asset impairment charges.”

In preparing future filings, we will continue to consider all increases and decreases in each material income statement line item and will quantify any material items that would provide investors with sufficient information to understand historical trends and expectations for the future through the eyes of management.

Liquidity, Capital Resources and Other Related Matters, page 31

4.	Please revise to quantify the amount of cash and short term investments held by foreign subsidiaries as of each period presented. Please also disclose, if true, that you would need to accrue and pay taxes if repatriated and that you do not intend to repatriate these funds. Additionally, please disclose the nature and extent of any restrictions on your ability to transfer these funds to the United States.

Response:

In consideration of your comment, we will include the following disclosure, with appropriate adjustments, in the “Liquidity, Capital Resources and Other Related Items” section of future filings:

“Cash and cash equivalents held by foreign subsidiaries may be subject to U.S. income taxation upon repatriation to the U.S. We do not provide for U.S. income taxes on the undistributed earnings of these subsidiaries as earnings are reinvested and, in the opinion of management, will continue to be reinvested indefinitely outside of the U.S. As of December 31, 2011 and 2010, we had approximately $46 million and $51 million, respectively, in cash and cash equivalents in certain of our foreign subsidiaries where we consider undistributed earnings for these foreign subsidiaries to be permanently reinvested.”

There are no further restrictions on our ability to transfer these funds to the U.S.

Mr. Rufus Decker

Accounting Branch Chief

June 21, 2012

Consolidated Financial Statements, page 48

Note 2 – Segment Information, page 59

5.	Please revise to provide the product disclosures required by ASC 280-10-50-40.

Response:

In consideration of your comment and the requirements of ASC 280-10-50-40, we will include in future filings a new table in the “Net Sales” section of our “Segment Information” footnote that will include sales by the following product groups: Roofing, Insulation and Composites. This is the level of disclosure we provide in our MD&A discussion beginning on page 22 of our Form 10-K.

6.	So that we may better understand your segment reporting, please describe for us:
•	Your organizational structure;
•	How you define your operating segments; and
•

If applicable, the manner in which you aggregated multiple operating segments into two reportable operating segments. If you aggregate multiple operating segments into your two reportable operating segments, please explain which operating segments have been aggregated and how they meet the aggregation criteria of ASC 280-10-50-11.

Response:

There have not been significant changes to our organization structure since our May 28, 2009 response to your May 21, 2009 inquiry.

Organizational and Reporting Structure

In December 2007, Michael H. Thaman, formerly the Company’s Chairman of the Board and Chief Financial Officer, was appointed Chairman of the Board, President and Chief Executive Officer upon retirement of our prior President and Chief Executive Officer. Since 2008, Mr. Thaman has been the chief operating decision maker (“CODM”) of the Company. As CODM, in the first quarter of 2009, Mr. Thaman completed the reorganization of the Company into two groups, Composites and Building Materials, for the purpose, among others, of assessing performance and allocating corporate resources. Each group has a President that reports directly to the CODM.

Operating Segments

Since the organizational change noted above, the Company has determined that we have two operating segments which are also our two reportable segments: Composites and Building Materials. Based on the ASC 280-10-50 definition of an operating segment, there are a number of components of the company that meet characteristics (a) and (c) under ASC 280-10-50; however, only two components of the company, Composites and Building Materials, meet characteristic (b), that

Mr. Rufus Decker

Accounting Branch Chief

June 21, 2012

operating results are regularly reviewed by the Company’s CODM to make decisions about resources to be allocated to the segment and assess its performance. The following are additional considerations in defining our operating segments:

•

The CODM has two direct reports who are accountable for the performance of the Company’s business operations: the Building Materials Group President and the Composites Group President. This accountability includes regular discussions with the CODM regarding the operating activities, financial results and forecasts/plans of their respective businesses.

•	The CODM structured the incentive program to allocate compensation to employees within the Building Materials and Composites segments based on the performance of these two segments.

•

The CODM sets the Company’s global capital budget each year. The operating segments provide their capital budget request as part of the annual budgeting process. These budgets are then compared with what the CODM believes the total company capital budget should be. Adjustments are then made to the operating segments’ requested budgets and a final budget for the two operating segments is ultimately approved by the CODM.

Consistent with ASC 280-10-45-2, we voluntarily provide additional operating results disclosures in our MD&A for certain businesses because we believe that such disclosures provide more insight into our consolidated business and financial performance or otherwise make it easier to understand our disclosure. In accordance with ASC 280, our voluntary provision of this additional information did not impact our determination of our operating segments. While we believe that this information is useful to investors, the CODM assesses performance and makes resource allocation decisions based on the Company’s overall long-term growth objectives, which he is able to do at a Building Materials Group and Composites Group level.

Aggregation

In regard to your comment on aggregation of multiple operating segments, we did not aggregate multiple operating segments into our two reportable segments.

* * * *

As requested by the Commission, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Rufus Decker

Accounting Branch Chief

June 21, 2012

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with any of the foregoing, please contact me at 419-248-5614.

Very truly yours,

/s/ Kelly J. Schmidt
Kelly J. Schmidt
Vice President and Controller